Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
September 8, 2009	NYSE: SLW

SILVER WHEATON ACQUIRES 25% OF LIFE OF MINE SILVER PRODUCTION FROM BARRICK’S PASCUA-LAMA PROJECT

ALSO ACQUIRES CURRENT SILVER PRODUCTION FROM THREE

ADDITIONAL BARRICK MINES, PROVIDING IMMEDIATE CASH FLOW

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) is pleased to announce that it has agreed to acquire from Barrick Gold Corporation (“Barrick”) 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  Silver Wheaton will pay Barrick total cash consideration of US$625 million over three years, as well as ongoing payments of the lesser of US$3.90 (subject to an annual inflation adjustment) and the prevailing market price, for each ounce of silver delivered under the agreement.

TRANSACTION HIGHLIGHTS

•

Provides Immediate Cash Flow

▪

Silver Wheaton will receive 100% of the silver production from three of Barrick’s currently producing mines, effective September 1, 2009, until the end of 2013;

▪

This immediately enhances Silver Wheaton’s production and cash flow profile, by adding average annualized silver production of approximately 2.4 million ounces until Pascua-Lama commences production.

•

Significantly Increases Long Term Growth Profile

▪

Silver Wheaton will receive 25% of the life of mine silver production from Barrick’s Pascua-Lama project, expected to be one of the largest and lowest cost gold mines in the world;

▪

Pascua-Lama is a key Barrick growth asset and is the third largest silver deposit in the world, with an estimated mine life of over 25 years;

▪

Silver Wheaton’s 25% share of the estimated average annual silver production for the first five years (2013 to 2017) is 9 million ounces, boosting overall silver sales by 30% to approximately 40 million ounces per annum;

▪

Barrick has provided a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015.  If Barrick does not meet completion by December 31, 2013, Silver Wheaton will continue to receive silver production in 2014 and 2015 from the currently producing mines, until Barrick satisfies the requirements of the completion guarantee.

“This is a transformational acquisition that propels Silver Wheaton to the next level in terms of size and growth profile,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.  “We are extremely excited to be partnering with Barrick, the world’s largest gold mining company, on what is expected to be one of the biggest and lowest cost gold mines in the world.  Coupled with our interest in Goldcorp’s world-class Peñasquito mine in Mexico, which is currently ramping up production on schedule, Silver Wheaton now has a significant stake in three of the top five silver deposits in the world, of which Peñasquito and Pascua-Lama are cornerstone growth assets not just for Silver Wheaton, but also for our operating partners.”

“This acquisition confirms Silver Wheaton as the largest of all royalty and metals streaming companies in the world, with an unparalleled growth profile.  It is very accretive on all key metrics, increasing attributable silver reserves by 43% and cash flow by 35%, once Pascua-Lama is in production.  The acquisition is structured so that Silver Wheaton receives immediate cash flow, even prior to Pascua-Lama being in production, maintaining our strong balance sheet and preserving our ability to continue growing the Company in an accretive manner for shareholders.”

“We are very proud that, since we created this business model just five years ago, we have demonstrated an unrivalled record of high quality acquisitions, and now have a significant stake in nine of the top 35 silver deposits in the world.”

TRANSACTION TERMS

To acquire 25% of the life of mine silver production from Barrick’s Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013, Silver Wheaton will make total upfront cash payments of US$625 million over three years, of which US$212.5 million is payable on closing and three further payments of US$137.5 million are due on the first, second and third anniversaries.  Silver Wheaton will also make ongoing payments of the lesser of US$3.90 (subject to a one percent annual adjustment starting in the fourth year after the achievement of specific operating targets) and the prevailing market price, for each ounce of silver delivered under the agreement.  Silver Wheaton will not share in any ongoing capital or exploration expenditures at the various mines.

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015.  During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If Barrick fails to satisfy the requirements of the completion guarantee, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton would be entitled to the return of the upfront cash consideration of US$625 million less a credit for silver delivered up to the date of that event.

Barrick has granted Silver Wheaton a five year right of first refusal on any further metal stream sales in connection with Pascua-Lama, where more than 50% of the value is from silver.

The transaction is expected to close September 22, 2009.  Silver Wheaton's financial advisor is Genuity Capital Markets and its legal counsel is Cassels Brock & Blackwell LLP.

FINANCING THE ACQUISITION

To pay the initial upfront cash payment of US$212.5 million, Silver Wheaton intends to use cash on hand (US$70 million) and for the balance may use amounts borrowed under its revolving credit facility or the proceeds of offerings of securities issued in the public and/or private equity capital markets.   Remaining upfront cash payments of US$137.5 million per annum, for the next three years, are expected to be financed by operating cash flows with no debt drawdown anticipated.

ABOUT PASCUA-LAMA

Pascua-Lama straddles the border of Chile and Argentina and is one of the largest silver deposits in the world.  It hosts 718 million ounces of silver in proven and probable reserves, with additional measured and indicated silver resources of 88 million ounces.  As reported in a Barrick press release dated May 7, 2009, expected average annual silver production in the first full five years is approximately 35 million ounces.  Anticipated total cash costs over this period are US$20-$50 per ounce of gold which would make Pascua-Lama one of the lowest cost gold mines in the world.  Pascua-Lama is a long-life asset with an expected mine life in excess of 25 years. Key construction permits and environmental approvals have been received and construction is underway.  Commissioning of the mine is expected in late 2012 with production commencing in early 2013.

A TRANSFORMATIONAL YEAR – 2009 YEAR-TO-DATE HIGHLIGHTS

•

Acquired Silverstone Resources Corp., solidifying our position as the largest silver streaming company in the world.

•

Acquired 100% of the silver production from Barrick’s currently producing Lagunas Norte, Pierina and Veladero mines until the end of 2013, providing immediate cash flow, and 25% of the life of mine silver production from Barrick’s Pascua-Lama project, adding significant long term growth and another cornerstone asset to Silver Wheaton’s silver stream portfolio.

•

The Peñasquito mine, soon to be one of the world’s largest open pit mines and another one of Silver Wheaton’s cornerstone assets, is currently ramping up production on schedule.  Silver Wheaton receives 25% of the life of mine silver production from Peñasquito, which is expected to be the Company’s main driver of growth for the next several years.

•

As a result of the Barrick and Silverstone acquisitions this year:

▪

2010-2012 average annual silver equivalent sales are forecast to increase by 26%, from approximately 25 to 31 million ounces, while 2013-2017 average annual silver equivalent sales are forecast to increase by 50%, from approximately 26 to 40 million ounces;

▪

Attributable silver reserves have doubled while attributable measured and indicated silver resources have increased by greater than 50%.

•

Silver Wheaton is the largest and fastest growing of all of the royalty and metals streaming companies in the world:

▪

Unparalleled growth profile versus its peers with greater than 250% five year sales growth forecast from 2008 levels;

▪

Significant stake in three of the top five silver deposits in the world and in nine of the top 35.

•

Significant debt reduction resulting in a very strong financial position:

▪

Long term debt has been reduced by approximately US$235 million and the Company continues to have access to a US$400 million undrawn revolving credit facility.

•

Well positioned to pursue additional accretive acquisitions.

CONFERENCE CALL

A conference call will be held on Tuesday, September 8, 2009, starting at 12:00 pm (Eastern Time) to discuss this transaction. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:             1-888-231-8191

Dial from outside Canada or the US:             1-(647) 427–7450

Pass code:                                                      29363920

Live audio webcast:                                        www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:             1-800-642-1687

Dial from outside Canada or the US:             1- (706) 645-9291

Pass code:                                                      29363920

Archived audio webcast:                                www.silverwheaton.com

ABOUT SILVER WHEATON

Silver Wheaton is the largest silver streaming company in the world.  Including the Barrick transaction, forecast 2009 sales are 16 to 18 million ounces of silver and 17,000 ounces of gold, for total sales of 17 to 19 million silver equivalent ounces, growing to approximately 39 million ounces of silver and 20,000 ounces of gold, for total sales of approximately 40 million silver equivalent ounces, by 2013.

Silver Wheaton’s updated silver reserves and resources are as follows:

Proven & Probable Reserves Attributable to Silver Wheaton (1,2,7,15,16)
As of December 31, 2008 unless otherwise noted (5)	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery(6)
	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz	%
SILVER
Peñasquito (25%)
Mill	140.30	33.9	152.9	111.93	25.2	90.5	252.23	30.0	243.4	69
Heap Leach	14.45	18.4	8.6	31.16	9.4	9.4	45.61	12.3	18.0	28
Luismin
San Dimas	1.69	381.3	20.7	3.40	362.2	39.6	5.09	368.5	60.3	94
Los Filos(9)	28.10	4.4	4.0	42.16	3.3	4.5	70.26	3.7	8.4	5
San Martin	0.32	32.7	0.3	0.71	47.8	1.1	1.03	43.2	1.4	55
Pascua-Lama (25%)	9.68	60.7	18.9	90.16	55.4	160.5	99.84	55.9	179.4	78
Lagunas Norte(10)	5.36	3.9	0.7	86.10	3.6	10.0	91.46	3.6	10.6	20
Veladero(11)	8.02	13.6	3.5	116.17	15.9	59.5	124.19	15.8	63.0	6
Pierina	9.89	9.3	2.9	16.59	6.9	3.7	26.47	7.8	6.6	44
Yauliyacu(12)	0.77	138.7	3.5	1.28	174.4	7.2	2.06	161.0	10.7	89
Zinkgruvan
Zinc	8.76	112.0	31.6	2.00	56.0	3.6	10.76	101.6	35.2	72
Copper				2.90	28.0	2.6	2.90	28.0	2.6	78
Mineral Park(13)	315.88	2.9	29.0	81.33	2.4	6.4	397.21	2.8	35.4	42
Minto	7.91	6.9	1.8	0.80	5.6	0.1	8.71	6.8	1.9	85
Aljustrel
Zinc				13.13	62.9	26.6	13.13	62.9	26.6	37
Copper				1.66	14.6	0.8	1.66	14.6	0.8	30
Neves-Corvo
Copper	16.70	42.0	22.6	0.59	39.0	0.7	17.29	41.9	23.3	35
Zinc	52.50	58.0	97.9	3.37	53.0	5.7	55.87	57.7	103.6	23
Stratoni	2.12	185.0	12.6	0.19	216.0	1.3	2.31	187.5	13.9	88
Cozamin
Copper	1.61	76.9	4.0	6.49	55.4	11.6	8.10	59.7	15.5	71
La Negra (50%)	0.14	76.9	0.3	0.10	69.5	0.2	0.24	73.9	0.6	75
Total Silver			415.5			445.7			861.2
GOLD
Minto (14)	7.91	0.69	0.18	0.80	0.47	0.01	8.71	0.67	0.19	79
Total Gold			0.18			0.01			0.19

Measured & Indicated Resources Attributable to Silver Wheaton (1,2,3,4,8,15,16,17)
As of December 31, 2008 unless otherwise noted (5)	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
SILVER
Peñasquito (25%)
Mill	27.81	18.5	16.5	125.93	18.4	74.5	153.74	18.4	91.0
Heap Leach	1.44	4.1	0.2	7.60	5.0	1.2	9.04	4.9	1.4
Luismin
Los Filos(9)	0.20	5.1	0.03	7.38	4.8	1.1	7.58	4.8	1.2
Pascua-Lama (25%)	2.84	23.6	2.2	26.99	22.8	19.8	29.82	22.9	21.9
Pierina	2.11	12.0	0.8	8.00	11.3	2.9	10.11	11.5	3.7
Yauliyacu(12)	1.20	149.7	5.8	5.36	260.1	44.9	6.56	239.9	50.6
Zinkgruvan
Zinc	0.55	24.0	0.4	3.79	105.0	12.8	4.34	94.7	13.2
Copper	-	-	-	0.46	30.0	0.4	0.46	30.0	0.4
Mineral Park(13)	100.97	2.6	8.4	175.63	2.7	15.2	276.60	2.7	23.6
Minto	6.93	3.2	0.7	15.01	3.8	1.8	21.94	3.6	2.6
Aljustrel
Zinc	5.53	50.5	9.0	7.77	56.0	14.0	13.30	53.7	23.0
Copper	0.94	24.1	0.7	3.68	13.3	1.6	4.62	15.5	2.3
Campo Morado (75%)	0.37	257.9	3.1	4.97	173.4	27.7	5.33	179.2	30.7
Neves-Corvo
Copper	7.29	69.3	16.2	0.55	63.3	1.1	7.84	68.9	17.4
Zinc	19.20	57.6	35.6	0.78	67.7	1.7	19.98	58.0	37.3
Cozamin
Zinc				1.47	38.3	1.8	1.47	38.3	1.8
La Negra (50%)	0.20	127.0	0.8	0.09	128.0	0.4	0.29	127.3	1.2
Total Silver			100.4			223.0			323.4
GOLD
Minto	6.93	0.32	0.07	15.01	0.41	0.20	21.94	0.38	0.27
Total Gold			0.07			0.20			0.27

Inferred Resources Attributable to Silver Wheaton (1,2,4,8,15,16,17)
As of December 31, 2008 unless otherwise noted (5)	INFERRED
	Tonnage	Grade	Contained
	Mt	g/t	M oz
SILVER
Peñasquito (25%)
Mill	176.40	17.0	96.2
Heap Leach	9.91	7.9	2.5
Luismin
San Dimas	15.14	316.4	154.0
Los Filos(9)	6.02	8.1	1.6
San Martin	3.01	119.0	11.5
Pascua-Lama (25%)	3.73	23.8	2.8
Pierina	0.12	3.8	0.01
Yauliyacu(12)	11.41	207.9	76.3
Zinkgruvan
Zinc	4.20	68.0	9.2
Copper	0.55	42.0	0.7
Mineral Park(13)	320.15	2.3	23.8
Minto	6.47	3.3	0.7
Aljustrel
Zinc	10.62	48.6	16.6
Copper	2.20	11.7	0.8
Campo Morado (75%)	1.38	174.5	7.7
Neves-Corvo
Copper	6.82	45.0	9.9
Zinc	23.22	53.0	39.6
Stratoni	0.61	207.0	4.1
Cozamin
Copper	0.98	51.2	1.6
Zinc	0.56	35.8	0.6
Keno Hill (25%)	0.13	1015.8	4.4
La Negra (50%)	0.11	75.3	0.3
Total Silver			465.0
GOLD
Minto	6.47	0.32	0.07
Total Gold			0.07

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum, National Instrument 43-101, or the AusIMM JORC equivalent.

2.

Neil Burns, M.Sc., P.Geo., (Director, Geology) and Samuel Mah, M.A.Sc., P.Eng. (Director, Engineering), both employees of the Company are the Company’s QPs responsible for overall corporate review.  Individual Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:

a.

Peñasquito - Bob Bryson, MMSA, (Vice-President, Engineering), Goldcorp Inc.; Reynaldo Rivera, MAusIMM (Vice-President Exploration), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.

b.

San Dimas – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited; Reynaldo Rivera, MAusIMM (Vice-President Exploration), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.

c.

Los Filos - Bob Bryson, MMSA, (Vice-President, Engineering), Goldcorp Inc.; Reynaldo Rivera, MAusIMM (Vice-President Exploration), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.

d.

San Martin – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.

e.

Pascua-Lama – SRK Consulting Inc. is currently writing a NI 43-101 technical report that is expected to be posted on SEDAR in September 2009.  The Company’s QPs do not expect this technical report to have materially different Mineral Reserves and Mineral Resources than those published by Barrick Gold Corp. (Barrick)  This disclosure represents the Company’s portion of Barrick’s published Mineral Reserves and Mineral Resources.

f.

Lagunas Norte, Pierina, Veladero and Yauliyacu– the Company’s QPs.

g.

Zinkgruvan – Doug Syme, AusIMM (General Manager); Lars Malmstrom, AusIMM, (Chief Geologist), both employees of Zinkgruvan Mining AB.

h.

Mineral Park – Gary Simmerman, FAusIMM (Vice-President, Engineering and Mine Manager), Mercator Minerals Inc.

i.

Minto – Guy Lauzier, P.Eng., Capstone’s Manager of Mining, Minto Mine; Ali Shahkar, P.Eng. (Principal Consultant) and Susan Lomas, P.Geo (President and Principal Geologist), both of Lions Gate Geological Consulting Ltd.

j.

Aljustrel – Neil Burns, M.Sc., P.Geo., (Director, Geology), Silver Wheaton Corp.; Guy Lauzier, P.Eng., (Manager of Mining, Minto Mine), Capstone Mining Corp.; Bob Carmichael, P.Eng. (Group Manager, Resource Exploration), Lundin Mining Ltd.  NOTE: Lundin Mining conducted a drill program on the Feitais orebody in 2008 which was not included in the December 31, 2007 resource and reserve estimates.  However, it is not expected that this drilling would materially affect the 2007 estimates.

k.

Campo Morado – Stephen J. Godden, F.I.M.M.M., C.Eng. (Director) S. Godden & Associates Limited; P. Taggart, P.Eng. (Principal) P.Taggart & Associates Ltd.; David Gaunt, P.Geo.; Qingping Deng, Ph.D., C.P.Geol. (Vice-President of US Operations and Global Director of Ore Reserves and Mining Planning) Behre Dolbear & Company (USA), Inc.

l.

Neves-Corvo – Mark Owen M.Sc., MCSM, FGS, CGeol, EurGeol, (Principle Geologist); Owen Mihalop M.Sc., MCSM (Senior Mining Engineer), both employees of Wardell Armstrong International.

m.

Stratoni - Patrick Forward, AusIMM (General Manager, Exploration), European Goldfields Ltd.

n.

Cozamin – Robert Sim, P.Geo (President) SIM Geological Inc.; Gordon Doerksen, P.Eng., (Principal Consultant), SRK Consulting (Canada) Inc.

o.

Keno Hill - G. David Keller, P.Geo. (Principal Resource Geologist), SRK Consulting (Canada) Inc.

p.

La Negra – Thomas C. Stubens, M.A.Sc., P.Eng. (Senior Geologist) Wardrop Engineering Inc.; Barnard Foo, M.Eng., P.Eng. (Senior Mine Engineer) Wardrop Engineering Inc.; Ronald G. Simpson, P.Geo. (President), GeoSIM.

3.

The Mineral Resources reported in this table are exclusive of Mineral Reserves.  The Minto, Neves-Corvo and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves, and their respective Qualified Persons listed in footnote 2 are responsible for the inclusive Mineral Resource estimates only.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

4.

Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

5.

Mineral Reserves and Mineral Resources are reported as of December 31, 2008, other than the following:

a.

Reserves and Resources for San Martin are reported as of December 31, 2006.

b.

Reserves and Resources for Mineral Park are reported as of December 29, 2006.

c.

Reserves and Resources for Aljustrel are reported as of December 31, 2007.

d.

Resources for Campo Morado are reported as of February 29, 2008.

e.

Resources for Keno Hill are reported as of June 30, 2008.

f.

Resources for La Negra are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit.

6.

Process recoveries are the average percentage of silver in a saleable product (dore or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

7.

Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of US$12 per ounce of silver unless otherwise noted below:

a.

San Martin – US$7.00 per ounce

b.

Pascua-Lama, Lagunas Norte, Veladero and Pierina – US$13.50 per ounce

c.

Yauliyacu – US$10.00 per ounce

d.

Mineral Park - 0.237% Cu equivalent cut-off grade (hypogene), 0.283% Cu equivalent cut-off grade (supergene). Copper equivalent considers only copper and molybdenum values.

e.

Minto – 0.62% copper cut-off.

f.

Aljustrel – 1.5% copper cut-off for all copper reserves and the zinc cut-offs were 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação zinc reserves.

g.

Neves-Corvo – 1.6% copper cut-off for the copper reserve and 4.6% zinc cut-off for the zinc reserve.

h.

Cozamin – US$4.00 per ounce

8.

Mineral Resources are estimated using appropriate recovery rates and commodity prices of US$14 per ounce of silver, unless otherwise noted below:

a.

San Martin – US$8.00 per ounce

b.

The San Pedrito Project at San Martin– US$5.50 per ounce

c.

Pascua-Lama, Lagunas Norte, Veladero, and Pierina - US$14.50 per ounce

d.

Zinkgruvan – US$10.00 per ounce

e.

Mineral Park - 0.225% Cu Equivalent cut-off grade. Copper equivalent considers only copper and molybdenum values.

f.

Minto – 0.5% copper cut-off.

g.

Aljustrel - 1.5% copper cut-off for all copper resources and the zinc cut-offs were 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação zinc resources.

h.

Campo Morado - 5.0% zinc only cut-off grade.

i.

Neves-Corvo – 1.0% copper cut-off for copper resource and 3.0% zinc cut-off for the zinc resource.

j.

Cozamin – 1.15% copper cut-off for San Roberto Area and 3.0% zinc cut-off for San Rafael Area.

k.

Keno Hill – US$8.00 per ounce

l.

La Negra (Alacran) - US$12.00 per ounce

m.

La Negra (Monica) - US$13.50 per ounce

9.

Los Filos reserves and resources are reported without the Bermejal deposit, as Bermejal is not subject to the silver sales agreement.

10.

The Company’s attributable tonnage at Lagunas Norte was estimated by assuming 2008 production levels for four years.  This tonnage was pro-rated between Proven and Probable Reserves according to the ratio of the December 31, 2008 Proven and Probable Reserves for Lagunas Norte as published by Barrick, applying average reserve grades.

11.

The Company’s attributable tonnage at Veladero is estimated based on a production rate of 85,000 tonnes per day for four years.  This tonnage was pro-rated between Proven and Probable Reserves according to the ratio of the December 31, 2008 Proven and Probable Reserves for Veladero as published by Barrick, applying average reserve grades.

12.

The Company’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall.

13.

The Mineral Park reserves and resources do not include the SX/EW leach material since this process does not recover silver.

14.

A portion of the Proven Reserve at Minto consists of stockpiled material (779,000 tonnes) which has not been assayed for gold because the on-site laboratory does not have the ability.  A gold grade of 0.67 g/t has been assumed for the stockpile based on a statistical analysis of grade trends during the period which it accumulated.

15.

The Company has filed a technical report for each of San Dimas, Yauliyacu and Peñasquito on SEDAR, and intends to file a technical report for Pascua Lama on SEDAR in September 2009.

16.

Silver is produced as a by-product metal at all operations; therefore, the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

17.

The Company has a convertible debenture with Aquiline Resources Inc. whereby the Company has the right to purchase 12.5% of the life of mine payable silver from the Loma de la Plata zone, one of seven zones comprising the Navidad project.  As disclosed in Aquiline’s April 16, 2009, press release, the Loma de la Plata zone currently contains 158 million ounces of silver in the Indicated category and 3 million ounces in Inferred.

Mr. Randy V.J. Smallwood, P.Eng., Silver Wheaton’s Executive Vice President of Corporate Development, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities,  changes in project parameters as plans continue to be refined, timing of funding the upfront cash payments, both the initial payment and the following three annual payments payable to Barrick in connection with the silver purchase agreement, and completion of construction of the Pascua-Lama project, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C..  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2008 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009 available on SEDAR at www.sedar.com, for further information on Mineral Reserves and Mineral Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to Silver Wheaton more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com